Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-216155

September 18, 2017

MEDIGUS LTD.

PROSPECTUS SUPPLEMENT NO. 3

TO PROSPECTUS DATED APRIL 3, 2017,

This prospectus supplement supplements our prospectus dated April 3, 2017, or the Prospectus, relating to the offer and sale of 2,396,887 American Depositary Shares, or ADSs, representing 119,844,350 ordinary shares, par value NIS 0.10 per share, or the Ordinary Shares, which are issuable upon the exercise of outstanding Series A warrants and warrants issued to the placement agent in our public offering, or the Placement Agent Warrants, which closed on March 29, 2017, pursuant to a prospectus dated March 23, 2017.

Each Series A warrant is exercisable into one American Depository Share, or ADS, representing 50 Ordinary Shares, at an exercise price of $3.50 per ADS, collectively, the Series A Warrants. Series A Warrants are exercisable either immediately (or, at the election of the purchaser, six months following the issuance date) and until five years from the date on which they were issued. Each Placement Agent Warrant is exercisable immediately and until five years from the date on which it was issued at an exercise of $4.375 per ADS.

We will receive all of the proceeds from the exercise of the Series A Warrants and the Placement Agent Warrants, collectively the Warrants.

We will not receive any proceeds from any such sale of the ADS to be issued as a result of the exercise of the Warrants.

This prospectus supplement is being filed to include the information set forth in the Immediate Report on Form 6-K filed on September 18, 2017, with the U.S. Securities and Exchange Commission, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The ADSs trade on The NASDAQ Capital Market, or NASDAQ, under the symbol “MDGS.” On September 15, 2017, the last reported sale price of the ADSs on NASDAQ was $ 1.95 per ADS. Our Ordinary Shares trade on the Tel Aviv Stock Exchange Ltd., or TASE, under the symbol “MDGS.” On September 17, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 0.142, or $0.0403 per share (based on the exchange rate reported by the Bank of Israel on such date). There is currently no established public trading market for the Series A Warrants. The Series A Warrants are not and will not be listed for trading on any national securities exchange.

Investing in our securities involves a high degree of risk. Before investing in any of our securities, you should read the discussion of material risks in investing in our common stock. See “Risk Factors” on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

On September 18, 2017, we published our unaudited condensed consolidated interim financial statements, together with our operating and financial review, as of June 30, 2017, and for the three months then ended, both of which are presented herein below.

MEDIGUS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2017

MEDIGUS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2017

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2017	2016
	USD in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	2,444	3,001
Short term deposits	4,543	-
Accounts receivables, net:
Trade	22	21
Other	327	366
Inventory	205	198
	7,541	3,586

NON-CURRENT ASSETS:
Inventory	531	934
Property and equipment, net	147	178
Intangible assets, net	17	26
	695	1,138

TOTAL ASSETS	8,236	4,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2017	2016
	USD in thousands
Liabilities and equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	117	367
Other	874	967
	991	1,334
NON-CURRENT LIABILITIES:
Long term advanced payments	107	149
Warrants at fair value	1,520	237
Retirement benefit obligation, net	84	77
	1,711	463
TOTAL LIABILITIES	2,702	1,797

EQUITY:
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	3,990	1,189
Share premium	54,678	53,817
Other capital reserves	370	200
Warrants	1,057	1,057
Accumulated deficit	(54,561)	(53,336)
TOTAL EQUITY	5,534	2,927
TOTAL LIABILITIES AND EQUITY	8,236	4,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE PROFIT OR LOSS

(Unaudited)

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2017	2016	2017	2016	2016
	USD in thousands
Revenues	196	360	82	98	549
Cost of revenues:
Products and services	76	121	29	30	176
Inventory impairment	297	-	-	-	-
Gross profit (loss)	(177)	239	53	68	373
Research and development expenses	1,090	2,313	615	1,103	3,655
Selling and marketing expenses	382	1,496	236	748	2,125
General and administrative expenses	1,939	2,023	550	903	3,684
Operating loss	(3,588)	(5,593)	(1,348)	(2,686)	(9,091)
Profit from changes in fair value of warrants issued to investors	2,334	9	2,137	1	25
Financial income in respect of deposits and exchange differences	57	87	20	(79)	99
Financial expenses in respect of bank commissions	(11)	(9)	(8)	(5)	(12)
Financial income (loss), net	2,380	87	2,149	(83)	112
Income (loss) before taxes on income	(1,208)	(5,506)	801	(2,769)	(8,979)
Taxes on income	(17)	(24)	(13)	(14)	(28)
Total comprehensive income (loss) for the period	(1,225)	(5,530)	788	(2,783)	(9,007)
Basic profit (loss) per share	(0.01)	(0.17)	0.01	(0.09)	(0.26)
Diluted profit (loss) per share	(0.02)	(0.17)	0.00	(0.09)	(0.26)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2017	1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927
CHANGES DURING THE 6-MONTH PERIOD ENDED JUNE 30, 2017 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(1,225)	(1,225)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,344	179	221					1,744
Exercise of warrants, net	1,457	613						2,070
Options granted to employees and service providers			18					18
Forfeiture and expiration of options		69	(69)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	2,801	861	170	-	-	-	-	3,832
BALANCE AS OF JUNE 30, 2017	3,990	54,678	949	538	(1,117)	1,057	(54,561)	5,534

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Receipts on account of shares	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF APRIL 1, 2017	2,711	54,140	992	538	(1,117)	686	1,057	(55,349)	3,658
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2017 –

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD								788	788

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares related to warrants exercised in prior period	405	281				(686)
Exercise of warrants, net	874	208							1,082
Options granted to employees and service providers			6						6
Forfeiture and expiration of options		49	(49)						-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	1,279	538	(43)			(686)			1,088
BALANCE AS OF JUNE 30, 2017	3,990	54,678	949	538	(1,117)	-	1,057	(54,561)	5,534

 The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF JANUARY 1, 2016	870	51,990	697	538	(1,117)	1,532	(44,329)	10,181
CHANGES DURING THE 6-MONTH PERIOD ENDED JUNE 30, 2016 –

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(5,530)	(5,530)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			96					96
Forfeiture and expiration of options		90	(90)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	90	6	-	-	-	-	96
BALANCE AS OF JUNE 30, 2016	870	52,080	703	538	(1,117)	1,532	(49,859)	4,747

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF APRIL 1, 2016	870	52,080	678	538	(1,117)	1,532	(47,076)	7,505
CHANGES DURING THE 3-MONTH PERIOD ENDED JUNE 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(2,783)	(2,783)

TRANSACTIONS WITH SHAREHOLDERS:
Options granted to employees and service providers			25					25
TOTAL TRANSACTIONS WITH SHAREHOLDERS	-	-	25	-	-	-	-	25
BALANCE AS OF JUNE 30, 2016	870	52,080	703	538	(1,117)	1,532	(49,859)	4,747

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	USD in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(2,596)	(5,858)	(1,453)	(2,913)
Income tax paid	(17)	(10)	(13)	-
Net cash flow used in operating activities	(2,613)	(5,868)	(1,466)	(2,913)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits, net	(4,543)		(4,543)
Purchase of property and equipment	-	(32)	-	(3)
Purchase of intangible assets	-	(2)	-	(1)
Net cash flow used in investing activities	(4,543)	(34)	(4,543)	(4)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	6,513	-	-	-
Proceeds from exercise of warrants	10	-	6	-
Net cash flow generated from financing activities	6,523	-	6	-

INCREASE (DECREADE) IN CASH AND CASH EQUIVALENTS	(633)	(5,902)	(6,003)	(2,917)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,001	10,312	8,420	7,499
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	76	78	27	(94)
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,444	4,488	2,444	4,488

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Exercise of warrants	2,060	-	1,076	-
Transfer of inventory to other accounts receivables	186	-	119	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Appendix to the condensed statements of cash flows

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	USD in thousands
Net used in operations:
Profit (loss) for the period before taxes on income	(1,208)	(5,506)	801	(2,769)
Adjustment in respect of:
Retirement benefit obligation, net	7	3	7	-
Inventory impairment	297	-	-	-
Depreciation	31	41	16	21
Amortization of intangible assets	9	11	4	6
Exchange differences on cash and cash equivalents	(76)	(78)	(27)	94
Amounts charged in respect of options granted to employees and service providers	18	96	6	25
Profit on change in the fair value of warrants issued to investors	(2,334)	(9)	(2,137)	(1)
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	908	-	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables :
Trade	(1)	(34)	46	173
Other	225	120	160	257
Increase (decrease) in accounts payable :
Trade	(250)	(92)	(47)	10
Other payables and long term advanced payments	(135)	222	(178)	(128)
Increase in inventory	(87)	(632)	(104)	(601)
Net cash used in operations activities	(2,596)	(5,858)	(1,453)	(2,913)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General

Medigus Ltd. (the “Company”) or with its subsidiary (the “Group”) was incorporated in Israel on December 9, 1999 and is resident in Israel. The address of its registered office is P.O. Box 3030, Omer, 8496500.

The Group is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in developing and manufacturing of the MUSE endoscopy system (hereinafter - “MUSE”), a FDA approved system, for the treatment of gastroesophageal reflux disease (GERD). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Company continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed on the NASDAQ Capital Market.

b.	During the six months period ended June 30, 2017, the Group incurred a total comprehensive loss of USD 1.2 million and negative cash flows from operating activities of USD 2.6 million. As of June 30, 2017, the Group had accumulated losses of USD 54.6 million. Based on the projected cash flows and its cash balances as of June 30, 2017, the Group’s Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include the continued commercialization of their products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.	The Group’s condensed consolidated financial information as of June 30, 2017, and for the six-month and three-month interim period ended on that date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. These financial statements are unaudited but in the opinion of management reflect all adjustments that are of a normal recurring nature that are considered necessary for a fair statement of the result of operations. The interim financial information should be read in conjunction with the 2016 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board. Interim results are not indicative of future or full year results. The financial statements were approved on September 17, 2017.

b.	Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2016.

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS (continued):

c.	New international financial reporting standards, amendments to standards and new interpretations:

Standards, amendments and interpretations to existing standards which are not yet effective and have not been early adopted by the Group:

a.	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (hereinafter – IFRS 15).

IFRS 15 will replace, on its first implementation, the directives on the subject of recognizing revenues existing today under International Financial Reporting Standards.

The core principle of IFRS 15 is that revenues from contracts with customers must be recognized in a way that reflects the transfer of control of goods or services supplied to customers in the framework of the contracts by amounts which reflect the proceeds that the entity expects that it will be entitled to receive for those goods or services.

IFRS 15 sets forth a single model for recognizing revenues, according to which the entity will recognize revenues according to the said core principle by implementing five stages:

(1)	Identifying the contract(s) with the customer.

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

The Standard will be implemented as from annual periods starting January 1, 2018. According to the provisions of IFRS 15 it may be implemented earlier. The Group is still assessing the impact of the adoption of the new revenue standards on its consolidated financial statements.

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Estimates of fair value:

The following is an analysis of the financial instruments measured at fair value, according to valuation methods. Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the group’s financial liabilities measured at fair value, net of unrecognized Day 1 Loss:

	June 30, 2017	December 31, 2016
	USD in thousands
Fair value of warrants	2,138	237
Unrecognized Day 1 Loss	(617)	-
Warrants, net	1,521	237

NOTE 5 - INVENTORY:

Composed as follows:

	June 30, 2017	December 31, 2016
	USD in thousands
Current assets:
Work in progress	189	128
Finished goods	16	70
	205	198

Non-current assets:
Raw materials and supplies	666	829
Work in progress	125	66
Finished goods	37	39
Provision for impairment	(297)
	531	934

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 – EARNING PER SHARE:

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders of Medigus Ltd. by the weighted average number of shares outstanding for the reporting periods.

Diluted net income (loss) per share is computed by dividing the basic net income (loss) per share including adjustment of the dilutive effect of the Company’s revaluation of warrants, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options using the treasury stock method and presumed share settlement of the Company’s deferred payments liability.

The following table presents the numerator and denominator of the basic and diluted net income (loss) per share computations for the three and six months ended June 30, 2017 and 2016:

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	USD in thousands, except per share amounts
Numerator:
Net loss attributable to Medigus Ltd. for basic loss per share	(1,225)	(5,530)	788	(2,783)
Adjustment of revaluation of warrants issued to investors	(501)	-	(501)	-
Net loss attributable to Medigus Ltd. for diluted income (loss)	(1,726)	(5,530)	287	(2,783)

Denominator:
Weighted average shares – denominator for basic net loss per share	92,356	32,047	137,672	32,047
Shares settlement presumed for warrants issued to investors	7,655	-	13,608	-
Denominator for diluted loss per share	100,011	32,047	151,280	32,047

Net loss per share attributable to Medigus Ltd.
Basic	(0.01)	(0.17)	0.01	(0.09)
Diluted	(0.02)	(0.17)	0.00	(0.09)

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES:

Compensation to key management personnel for employment services which were provided to the Group (including stock based compensation) in the six-month and three-month period ended June 30, 2017 was USD 265 thousand and USD 188 thousand, respectively (in the six-month and three-month period ended June 30, 2016 - USD 67 thousand and USD 33 thousand).

NOTE 8 - EQUITY:

a)	On March 15, 2017, the Group effected a change in the ratio of ordinary shares per ADS from 5 ordinary shares per ADS to 50 ordinary shares per ADS. The change in the ordinary shares ratio for the ADSs had the same effect as a 1-for-10 reverse stock split of the ADSs.

b)	On March 28, 2017, the Company allotted in a public issue, a total of 48,985,700 ordinary shares of the Company, a total of 2,142,858 warrants (Series A) for the purchase of an additional 107,142,900 shares and a total 1,163,144 warrants (Series B) for the purchase of an additional 58,157,200 shares for total cash consideration of approximately USD 7.5 million. Each warrant (Series A) is exercisable into 50 ordinary shares of the Company at an exercise price of USD 3.50 per warrant during the five years following the allotment. Each warrant (Series B) is exercisable into 50 ordinary shares of the Company at an exercise price of USD 0.01 per warrant during the five years following the allotment.

Series A warrants and Series B warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant.  In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement.

To the placement agent on this offering the Company issued 150,000 warrants. Each warrant is exercisable into 50 shares in consideration for an exercise price of USD 4.375 per warrant during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism.

These warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period, as the warrants may be net share settled. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss.

Unrecognized Day 1 profit or loss is amortized over the life of the instrument. Any unrecognized Day 1 profit or loss is immediately recognized in income statement if fair value of the financial instrument in question can be determined either by using only market observable model inputs or by reference to a quoted price for the same product in an active market.

Upon exercise, the carrying amount of the warrants (which is presented net of the related unrecognized Day 1 profit or loss, if any) is reclassified to equity with no impact on profit or loss.

Net proceeds from the issuance, net of cash issuance expenses, amounted to approximately USD 6.5 million. Issuance expenses were attributed to equity and liability in proportion with the allocation of the proceeds.

The warrants are presented as non-current liabilities, as cash settlement is not required.

During March 2017, 130,000 warrants (Series B) were exercised. Accordingly, 6,500,000 ordinary shares of the Company were allotted.

During the second quarter of 2017, 929,155 warrants (Series B) were exercised. Accordingly, 46,455,750 ordinary shares of the Company were allotted.

Medigus Ltd.

Operating and Financial Review as of June 30, 2017, and for the Three Months then Ended

The information contained in this section should be read in conjunction with (1) our unaudited condensed consolidated interim financial statements as of June 30, 2017, and for the six months and three months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes for the year ended December 31, 2016, which appears in our Form 20-F filed with the Securities and Exchange Commission on March 31, 2017, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors.”

Revenues for the three months ended June 30, 2017, were USD 82 thousand, a decrease of USD 16 thousand, or 16%, compared to USD 98 thousand for the three months ended June 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 34 thousand during the three months period ended June 30, 2017. Revenues for the six month ended June 30, 2017, were USD 196 thousand, a decrease of USD 164 thousand, or 46%, compared to USD 360 thousand for the six months ended June 30, 2016. This decrease was primarily due to a decrease in sales to National Aeronautics and Space Administration (NASA) in the amount of approximately USD 144 thousand and to one of Israel's leading industrial companies in the amount of approximately USD 118 thousand during the six months period ended June 30, 2017.

Gross profit for the three months ended June 30, 2017, was USD 53 thousand, a decrease of USD 15 thousand, compared to USD 68 thousand gross profit for the three months ended June 30, 2016. This decrease was primarily due to the decrease in the company revenues during the three months ended June 30, 2017. Gross loss for the six months ended June 30, 2017, was USD 177 thousand, a decrease of USD 416 thousand, compared to USD 239 thousand gross profit for the six months ended June 30, 2016. This decrease was primarily due to an inventory impairment of USD 297 thousand and a decrease on revenues as described above.

Research and development expenses for the three months ended June 30, 2017, were USD 615 thousand, a decrease of USD 488 thousand, or 44%, compared to USD 1,103 thousand for the three months ended June 30, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Research and development expenses for the six months ended June 30, 2017, were USD 1,090 thousand, a decrease of USD 1,223 thousand, or 53%, compared to USD 2,313 thousand for the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Sales and marketing expenses for the three months ended June 30, 2017, were USD 236 thousand, a decrease of USD 512 thousand, or 68%, compared to USD 748 thousand for the three months ended June 30, 2016. This decrease was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Sales and marketing expenses for the six months ended June 30, 2017, were USD 382 thousand, a decrease of USD 1,114 thousand, or 75%, compared to USD 1,496 thousand for the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

General and administrative expenses for the three months ended June 30, 2017, were USD 550 thousand, decrease of USD 353 thousand, or 39%, compared to USD 903 thousand for the three months ended June 30, 2016. This decrease resulted primarily due to a decrease in professional fees expenses and the cost reduction program which was implemented by the Company since the third quarter of 2016. General and administrative expenses for the six months ended June 30, 2017, were USD 1,939 thousand, a decrease of USD 84 thousand, or 4%, compared to USD 2,023 thousand for the six months ended June 30, 2016. The reason for the decrease is similar to the one discussed above in the three-month comparison.

Operating loss for the three months ended June 30, 2017, was USD 1,348 thousand, compared to USD 2,686 thousand in the three months ended June 30, 2016. The decrease in operating loss was due to all of the reasons described above.

Operating loss for the six months ended June 30, 2016, was USD 3,588 thousand, compared to USD 5,593 thousand in the six months ended June 30, 2016. The decrease in operating loss was due to all of the reasons described above.

Profit from changes in fair value of warrants issued to investors for the three months ended June 30, 2017, were USD 2,137 thousand, an increase of USD 2,136 thousands compared to the three months ended June 30, 2016. This increase resulted primarily due to the changes in warrants fair value as of June 30, 2017. Profit from changes in fair value of warrants issued to investors for the six months ended June 30, 2017, were USD 2,334 thousand, an increase of USD 2,325, compared to the six months ended June 30, 2016. The reason for the increase is similar to the one discussed above in the three-month comparison.

The Company held USD 7.0 million in cash and cash equivalents as of June 30, 2017.

Net cash used in operating activities was USD 1.4 million for the three months ended June 30, 2017, compared to net cash used in operating activities of USD 2.9 million for the corresponding 2016 period. The USD 1.5 million decrease in net cash used in operating activities was primarily due to a cost reduction program which was implemented by the Company since the third quarter of 2016. Net cash used in operating activities was USD 2.6 million for the six months ended June 30, 2017, compared to net cash used in operating activities of USD 5.9 million for the corresponding 2016 period. The USD 3.3 million decrease in net cash used in operating activities during the six-month period in 2017, compared to the six-month period in 2016 is similar to the one discussed above in the three-month comparison.